Exhibit (a)(1)(E)

May 24, 2018

Dear Hospitality Investors Trust Stockholder:

Recently, you should have received an Offer to Purchase, Letter of Transmittal and other related materials with respect to a self-tender offer commenced on May 14, 2018 (the “Company Offer”) by Hospitality Investors Trust, Inc. (the “Company”) to purchase up to 1,000,000 shares of the Company’s common stock, par value $0.01 per share (“Shares”), at a price of $7.05 per share.

It has come to our attention that the Letter of Transmittal included with these materials contained the wrong stockholder name, due to an error by the Company’s transfer agent and Depositary for the Company Offer, Computershare Inc. We are sending the enclosed materials to correct this error. The enclosed Letter of Transmittal has been revised to include the correct name. All other offering materials enclosed are unchanged from the initial mailing you received. If you wish to tender your Shares, please use the corrected Letter of Transmittal and see the enclosed Offer to Purchase, including Section 2 – Procedure for Tendering Shares, for further details as to the appropriate procedures required.

Please refer to the Offer to Purchase, the Letter of Transmittal and other related materials which are enclosed for additional information about the Company Offer.

Sincerely,

/s/ Jonathan P. Mehlman
Jonathan P. Mehlman
Chief Executive Officer and President